

Mail Stop 3720

July 3, 2008

J. Alison Alfers, Esq.
General Counsel
DigitalGlobe, Inc.
1601 Dry Creek Drive, Suite 260
Longmont, CO 80503

> **Re: DigitalGlobe, Inc.**
> **Form S-1/A**
> **Filed June 25, 2008**
> **File No. 333-150235**

Dear Ms. Alfers:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary, page 1

1.   We note your revised disclosure in response to comment one in our letter dated June 17, 2008. Also provide disclosure addressing the significance of the named customers or categories of customers in terms of the percentage of revenues that such customers represent.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Overview, page 30

2.   Please provide additional disclosure of the nature of the "ad hoc orders" under the NextView Agreement. For example, explain whether these were tasking orders, image orders or otherwise.

Revenue, page 31

3.   We note your revised disclosure in response to comment three in our letter dated June 17, 2008. However, we still think additional information about the nature of your DAP program is necessary to allow investors to assess how it could potentially impact your revenue trends. While you mention the DAP program throughout your disclosure, you provide very little information about the current status of the program, the expected type and number of customers, and the anticipated significance of the program in the context of your overall operations.

Compensation Discussion and Analysis, page 69

Compensation Process, Peer Group Selection and Benchmarking, page 69

4.   We have considered your response to comment 12 in our letter dated June 17, 2008. Your response and disclosure continue to indicate that you benchmark elements of your named executive officers' compensation to survey data as well as peer group data. If so, you must identify the component companies in the surveys. If you are unable to identify the companies, please disclose this fact and explain why. If you do not benchmark elements of your named executive officers' compensation to the survey data, then please revise your disclosure regarding benchmarking on pages 69-70 and elsewhere to further clarify how the compensation committee used the survey data and DolmatConnell & Partners' summary compensation report. Refer to Regulation S-K Item 402(b)(2)(xiv).

Components of Executive Compensation, page 71

Success Sharing Plan, page 72

5.   We note the disclosure provided in response to comment 13 in our letter dated June 17, 2008 regarding the adjustments to net income to arrive at operating earnings under the Success Sharing Plan. Please disclose whether the compensation committee exercised its discretion to adjust operating earnings for extraordinary or unusual gains or losses or other gains or losses not incurred in the ordinary course of business.

Certain Relationships and Related Party Transactions, page 82

6.   It appears that you still have not disclosed the total approximate dollar amounts involved in the transactions proposed by the Hitachi data distribution agreement. Please explain to us why you do not believe you are required to disclose this information pursuant to Regulation S-K Item 404(a). We note from your response to comment 19 in our letter dated June 17, 2008 that you are not currently eligible to receive the minimum fees specified in the Hitachi data distribution agreement. However, it is unclear how that relates to the requirements of Regulation S-K Item 404(a).

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365, or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Kathleen Krebs, Special Counsel, at (202) 551-3350, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Courtney A. Dinsmore, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        Via facsimile: (917) 777-3766